NEWS RELEASE
OTC BB: VCTZF
Cusip# 91881202

VALCENT ANNOUNCES AGREEMENT TO SUPPLY VERTICROPTM VERTICAL FARMING TECHNOLOGY TO HONG KONG’s VF INNOVATIONS LTD.

VANCOUVER, BRITISH COLUMBIA, June 16, 2010 - Valcent Products Inc., today announces that its wholly owned subsidiary, Valcent Products (eu) Limited signed an agreement to supply a VertiCropTM high density farming system to Hong Kong’s VF Innovations Ltd. (VFI), a new company specifically created to foster innovation in vertical farming.  Valcent is currently in discussions to form a Hong Kong-based partnership with VFI to manufacture and distribute the company’s vertical growing systems for the Peoples Republic of China (PRC).

The VertiCropTM system is intended to sell fresh produce to the Hong Kong market and to serve as a demonstration unit for future customers and partners in the PRC as well as other segments of the Asian market.  The Valcent technical team plans for Hong Kong based meetings in early July with prospective customers, partners, and representatives of the Government of the PRC, and to finalize specifications for the VertiCrop system to be installed.

At present, management estimates that Hong Kong produces 44 tons of vegetables per day and imports over 1,600 tons daily.  Following completion of the first unit scheduled for eighteen weeks, the goal of the VFI partnership is to produce 10 tons of vegetables daily by employing multiple VertiCropTM systems in the Hong Kong market within 24 months.

Chris Bradford, President and CEO of Valcent Products stated, “We are delighted to announce our first commercial agreement for sale of a VertiCropTM system, particularly as Hong Kong will provide us with a gateway into one of the largest markets in the world.  In our discussions with the VFI management team over the past few months we have become firmly convinced that we have found a partner fully capable of working with us to carry this major international project forward.”

The Company further wishes to announce the appointment of Robert M. Baker as a Director and interim CFO of the Company. Mr Baker has over 30 years experience in corporate finance and investment banking. He has served on the board of directors of numerous public companies and also currently serves on the boards of Global Green Solutions Inc., Snowdon Resources Corporation, and International Gold Corp.

About Valcent Products Inc:
Valcent Products Inc. (OTCBB: VCTZF) specializes in growing solutions and plant based consumer products and is a leader in the development of innovative and practical eco-technologies. For more information, visit: www.valcent.net and www.valcent.eu and contribute at http://blog.valcent.net/  .

Contacts:

Investor Relations                                                                Media Relations
Mike Parker                                                                            Nancy Tamosaitis
(888) 506-7979                                                                      Vorticom Public Relations
or (604) 608-6192 or 604-606-7979                                      (212) 532-2208
info@valcent.net                                                                      Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herei